SLR Senior Investment Corp.

500 Park Avenue

New York, New York 10022

(212) 993-1670

April 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

Re:	SLR Senior Investment Corp. – Request for Withdrawal of Registration Statement on Form N-2 (File No. 333-255516)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SLR Senior Investment Corp. (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of the Company’s Registration Statement on Form N-2 (File No. 333-255516), together with all the exhibits thereto, initially filed with the Commission on April 26, 2021 (the “Registration Statement”). The Registration Statement was declared effective on June 28, 2021. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Company is seeking withdrawal of the Registration Statement because the proposed offering of securities contemplated by the Registration Statement has not occurred and will not be proceeding and it believes that such withdrawal is consistent with the public interest and the protection of investors. Among other things, as of the date hereof, the Company has been acquired by SLR Investment Corp. (“SLRC”) pursuant to a certain Agreement and Plan of Merger, dated as of December 1, 2021 (the “Merger Agreement”), by and among SLRC, the Company, Solstice Merger Sub, Inc., a wholly owned subsidiary of SLRC (“Merger Sub”), and, for the limited purposes set forth therein, SLR Capital Partners, LLC. In accordance with the Merger Agreement, Merger Sub merged with and into the Company, with the Company continuing as the surviving company and as a wholly-owned subsidiary of SLRC, and immediately thereafter, the Company merged with and into SLRC, with SLRC continuing as the surviving company.

The Company also respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to SLRC’s account to be offset against the filing fee for any future registration statement or statements of SLRC.

If you have any questions regarding the foregoing, please contact our outside counsel, Vlad Bulkin of Katten Muchin Rosenman LLP at (202) 625-3838 or vlad.bulkin@katten.com.

Sincerely,
SLR SENIOR INVESTMENT CORP.

By:	/s/ Richard L. Peteka
Richard L. Peteka
Chief Financial Officer, Treasurer and Secretary